Mr. Neal Soderquist
Chief Financial Officer
Professional Veterinary Products, Ltd.
10077 South 134th Street
Omaha, NE 68138

July 15, 2005

VIA EDGAR

Mr. Michael Moran
Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Form 10-K for the year ended July 31, 2004
File No. 0-26326
Filed October 29, 2004

Dear Mr. Moran:

     In response to the Securities and Exchange Commission’s comment letter dated June 15, 2005, Professional Veterinary Products, Ltd. (the “Company”) has prepared the following response to comment 1.

COMMENT: Consolidated Balance Sheets, page F-2

1.	We note your response to comment 1 in our letter dated May 12, 2005. We believe that your shareholder’s right to demand you to repurchase shares within ninety days of receiving written notice represents a conditional obligation contingent upon the receipt of notice. On the date you receive a shareholder’s written request for redemption the condition is resolved and that common share or shares will become mandatorily redeemable securities. See paragraph A9. of SFAS No. 150.

Please revise your consolidated balance sheet as of July 31, 2004 to reclassify common shares that possess the right to demand you to repurchase shares within ninety days of receiving written notice outside of permanent equity in accordance with Rule 5-02.28

Mr. Michael Moran

July 15, 2005

of Regulation S-X and reevaluate the classification each reporting period to determine if the shares have been mandatorily redeemable. Please refer paragraph 18 of APB. No. 9 and the disclosure requirements in paragraph 37 of APB No. 20.

     RESPONSE:

     Pursuant to your comment letter dated June 15, 2005 and subsequent discussions among your staff, the Company, legal counsel, and the Company’s external auditor, the Company shall file an amended Form 10-K for the year ended July 31, 2004 and an amended Form 10-Q for the quarter ended April 30, 2005. For your review, we have attached hereto the Company’s restated financial statements for the year ended July 31, 2004, and the quarter ended April 30, 2005, as Attachments I and II, respectively. We appreciate any comments that you may have on these restated financial statements.

     In connection with responding to the comment, the Company acknowledges:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please feel free to contact Amber Neubert of Baird Holm Law Firm at (402) 636-8248 if you have any additional questions.

Respectfully Submitted,

/s/ Neal Soderquist
Neal Soderquist Chief Financial Officer

ATTACHMENT I

To the Audit Committee
Professional Veterinary Products, Ltd.
Omaha, Nebraska

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We have audited the accompanying consolidated balance sheets of Professional Veterinary Products, Ltd. and subsidiaries as of July 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended July 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Professional Veterinary Products, Ltd. and subsidiaries as of July 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2004, in conformity with U.S. generally accepted accounting principles.

     As discussed in Notes 6 and 14, the consolidated financial statements have been restated to reflect a change in the presentation of redeemable common stock. This error was discovered during a regulatory review of the Company’s financial statements. The change in balance sheet presentation does not have an impact on the Company’s cash flows or results of operations.

Quick & McFarlin, P.C.
Omaha, Nebraska
October 7, 2004, except as to Notes 6 and 14 which is July 6, 2005

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
July 31, 2004 (Restated) and 2003 (Restated)
(in thousands, except per share data)

	July 31,	July 31,
	2004	2003
	(Restated)	(Restated)
ASSETS
CURRENT ASSETS
Cash	$2,545	$4,346
Accounts receivable, less allowance for doubtful accounts $821 and $760, respectively	22,117	22,718
Accounts receivable, related parties	3,248	4,133
Inventory, less allowance for obsolete inventory $129 and $0, respectively	40,682	38,817
Deferred tax asset	952	343
Other current assets	836	489

Total current assets	70,380	70,846

NET PROPERTY AND EQUIPMENT	10,321	10,298

OTHER ASSETS
Intangible assets, less accumulated amortization $12 and $10, respectively	13	15
Intangible retirement asset	1,326	1,334
Investment in unconsolidated affiliates	1,720	1,583
Cash value life insurance	728	295
Deposits on property and equipment	263	31

Total other assets	4,050	3,258

TOTAL ASSETS	$84,751	$84,402

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Note payable, bank	$10,174	$9,765
Current portion of long-term debt and capital lease obligation	2,000	1,363
Accounts payable	45,216	46,154
Accounts payable, related parties	840	1,022
Other current liabilities	3,815	4,897

Total current liabilities	62,045	63,201

LONG-TERM LIABILITIES
Long-term debt and capital lease obligation, less current portion	5,982	7,972
Accrued retirement benefits, less current portion	1,326	1,334
Deferred tax liability	457	332
Shares subject to mandatory redemption	2,110	—

Total long-term liabilities	9,875	9,638

TOTAL LIABILITIES	71,920	72,839

COMMITMENTS AND CONTINGENT LIABILITIES — SEE NOTE 11

REDEEMABLE COMMON STOCK — SEE NOTE 6	3,636	5,346

STOCKHOLDERS’ EQUITY
Retained earnings	9,195	6,217

Total stockholders’ equity	9,195	6,217

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$84,751	$84,402

     The accompanying notes are an integral part of these financial statements.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
Years Ended July 31, 2004 (Restated), 2003 (Restated) and 2002 (Restated)
(in thousands, except per share amounts)

	July 31,	July 31,	July 31,
	2004	2003	2002
	(Restated)	(Restated)	(Restated)
NET SALES AND OTHER REVENUE	$335,421	$298,919	$239,922

COST OF SALES	301,393	268,008	219,851

Gross profit	34,028	30,911	20,071

OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES	28,736	25,734	17,928

Operating income	5,292	5,177	2,143

OTHER INCOME (EXPENSE)

Interest income	471	767	477
Interest expense	(1,149)	(1,075)	(850)
Equity in earnings of unconsolidated affiliate	137	92	(22)
Other	(24)	27	—

Other expense — net	(565)	(189)	(395)

Income before taxes	4,727	4,988	1,748

Income tax expense	1,749	1,774	639

NET INCOME	2,978	3,214	1,109

BEGINNING RETAINED EARNINGS	6,217	3,003	1,894

ENDING RETAINED EARNINGS	$9,195	$6,217	$3,003

EARNINGS PER REDEEMABLE COMMON SHARE	$2,487.77	$1,854.47	$717.14

Weighted average redeemable common shares outstanding	1,197	1,733	1,546

SUPPLEMENTAL INFORMATION

Net sales and other revenue — related parties	$33,718	$27,325	$17,782

Purchases — related parties	$15,616	$14,908	$14,890

     The accompanying notes are an integral part of these financial statements.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended July 31, 2004, 2003 and 2002
(in thousands)

	July 31,	July 31,	July 31,
	2004	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,978	$3,214	$1,109

Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	1,105	1,105	619
(Gain) loss on sale of property	24	(27)	—
Equity in loss (income) from affiliate	(137)	(92)	22
(Increase) decrease in:
Receivables	1,486	(7,158)	(1,419)
Inventory	(1,865)	(1,826)	(14,649)
Deferred tax asset	(609)	(118)	(109)
Other current assets	(347)	(453)	216
Cash value life insurance	(433)	(227)	(35)
Other assets	(4)	(16)	—
Increase (decrease) in:
Accounts payable	(1,120)	1,488	13,202
Other current liabilities	(1,082)	2,314	1,051
Deferred tax liability	125	(90)	212

Total adjustments	(2,857)	(5,100)	(890)

Net cash provided (consumed) by operating activities	121	(1,886)	219

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(1,150)	(2,546)	(1,839)
Proceeds from sale of assets	—	41	—
Deposits on property and equipment	(228)	(15)	—

Net cash consumed by investing activities	(1,378)	(2,520)	(1,839)

CASH FLOWS FROM FINANCING ACTIVITIES
Net short-term borrowings	409	2,868	2,603
Proceeds from long-term debt	—	4,000	—
Proceeds from capital lease obligation	—	343	—
Payments of long-term debt and capital lease obligation	(1,353)	(580)	(449)
Net proceeds from issuance of shares subject to mandatory redemption	117	—	—
Net proceeds from issuance of redeemable common stock	283	797	133

Net cash provided (consumed) by financing activities	(544)	7,428	2,287

Net increase (decrease) in cash	(1,801)	3,022	667
Cash at beginning of year	4,346	1,324	657

Cash at end of year	$2,545	$4,346	$1,324

Supplemental disclosure of cash flow information:
Interest paid	$1,139	$1,045	$859

Income taxes paid	$3,866	$876	$86

     The accompanying notes are an integral part of these financial statements.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended July 31, 2004 (Restated), 2003 (Restated) and 2002 (Restated)
(in thousands, except per share data)

NOTE 1 – BUSINESS DESCRIPTION:

     Professional Veterinary Products, Ltd. (the Company), a Nebraska corporation, is a wholesale distributor of animal health related pharmaceuticals and other veterinary related items. Founded in 1982 and headquartered in Omaha, Nebraska, the Company provides products and other services primarily to its shareholders. Shareholders are limited to the ownership of one share of stock and must be a licensed veterinarian or business entity comprised of licensed veterinarians.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Basis of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The term “the Company” used herein means Professional Veterinary Products, Ltd. and its subsidiaries unless otherwise indicated by the context. All material intercompany accounts and transactions have been eliminated in consolidation. Investments in companies in which the Company exercises significant influence, but not control, are accounted for using the equity method of accounting. Investments in companies in which the Company has less than a 20% ownership interest, and does not exercise significant influence, are accounted for at cost.

     Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

     Revenue Recognition – The Company derives its revenue primarily from the sale of products, consignment sales and agency agreements. Revenues are recognized as product is received by the customer and related services are performed in accordance with all applicable revenue recognition criteria. For these transactions, the Company applies the provisions of SEC Staff Accounting Bulletin No. 101, “Revenue Recognition.” The revenue from “buy/sell” and consignment transactions are recorded at gross. Agency sales are transactions presented on a net basis. The Company recognizes revenue when there is persuasive evidence of an arrangement, title and risk of loss have passed, delivery has occurred or the contractual obligations are met, the sales price is fixed or determinable and collection of the related receivable is reasonably assured.

     Cash and Cash Equivalents – The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

     Accounts Receivable – The accounts receivable arise in the normal course of business and are reduced by a valuation allowance that reflects management’s best estimate of the amounts that will not be collected. In addition to reviewing delinquent accounts receivable, management considers many factors in estimating its general allowance, including historical data, experience, credit worthiness and economic trends. From time to time, management may adjust its assumptions for anticipated changes in any of those or other factors expected to affect collectability. The allowance for doubtful accounts was $821 and $760 for 2004 and 2003, respectively.

     Inventory – Inventories consist substantially of finished goods held for resale and are valued at the lower of cost or market, not in excess of net realizable value. Cost is determined primarily by the weighted average cost method. The reserve for inventory obsolescence was $129 and $0 for 2004 and 2003, respectively.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended July 31, 2004 (Restated), 2003 (Restated) and 2002 (Restated)
(in thousands, except per share data)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

     Property, Equipment and Depreciation – Property and equipment are stated at cost. Depreciation expense was $1,103, $952 and $604 for 2004, 2003 and 2002, respectively. Depreciation has been calculated using primarily the straight-line method over the estimated useful lives of the respective classes of assets as follows:

Building	40 years
Furniture, fixtures and equipment	7 years
Computer equipment	5 years
Software	3-5 years

     Leasehold improvements are amortized over the shorter of the remaining term of the lease or the useful life of the improvement utilizing the straight-line method. Major additions and betterments that extend the useful lives of property and equipment are capitalized and depreciated over their estimated useful lives. Expenditures for maintenance and repairs are charged to expense as incurred. Property and equipment are reviewed annually for impairment in accordance with Statement of Financial Accounting Standard (SFAS) No. 121.

     Capitalized Leases – Property under capital leases is amortized over the lives of the respective leases. Amortization of capital leases is included in depreciation expense.

     Goodwill and Other Intangible Assets – Beginning August 1, 2002, all goodwill amortization ceased in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 required the Company to evaluate its existing intangible assets and goodwill that were acquired in prior business purchase combinations, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. The Company then had up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit’s carrying amount. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of its assets (recognized and unrecognized) and the liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. The Company’s policy is to perform its annual impairment testing for all reporting units as of the fourth quarter of each fiscal year. For further discussion of the Company’s adoption of SFAS No. 142, see Note 12 to the consolidated financial statements.

     Other identifiable intangible assets consist of the Company trademark and loan origination fees. Trademarks have an indefinite life and therefore are not amortized. The original trademark subject to amortization was $5. Accumulated amortization was $1 for 2004 and 2003. Loan origination fees constitute the Company’s identifiable intangible asset subject to amortization. The original loan origination fee subject to amortization was $20. Accumulated amortization was $11 and $9 for July 31, 2004 and 2003, respectively. Amortization of the loan origination fees is computed on a straight-line basis over the term of the related note. Amortization expense of $2, for the years ended July 31, 2004, 2003, and 2002, is included in interest expense on the Consolidated Statements of Income. The estimated aggregate amortization expense for the five succeeding fiscal years is $9.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended July 31, 2004 (Restated), 2003 (Restated) and 2002 (Restated)
(in thousands, except per share data)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

     The following schedule reflects net income adjusted to exclude goodwill and other intangible asset amortization and impairment charges for the years ended July 31:

	2004	2003	2002
Net income as reported	$2,978	$3,214	$1,109
Impairment charge	—	151	—
Amortization, net of taxes	—	—	79

Pro forma net income	$2,978	$3,365	$1,188

Earnings per share as reported	$2,487.77	$1,854.47	$717.14
Impairment charge	—	87.21	—
Amortization, net of taxes	—	—	50.88

Pro forma net earnings per share	$2,487.77	$1,941.68	$768.02

     Long-Lived Assets – SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, requires the Company to review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the estimated fair market value to the recorded value of the asset. No current impairment exists and none have been recognized.

     Income Taxes –The Company provides for income taxes using the asset and liability method under which deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences and carry-forwards that result from events that have been recognized either in the financial statements or the income tax returns, but not both. The measurement of current and deferred income tax liabilities and assets is based on provisions of enacted laws. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

     Advertising – The Company expenses advertising costs as incurred. Advertising expense was $64, $46 and $32 for 2004, 2003 and 2002, respectively.

     Direct Shipping and Handling Costs – Freight and other direct shipping costs are included in “Cost of sales” on the Consolidated Statements of Income. Direct handling costs are reflected in “Operating, general and administrative expenses.” Such costs represent direct compensation costs of employees who store, move, and prepare products for shipment to the Company’s customers. Direct handling costs were $4.2 million, $3.6 million and $1.1 million for 2004, 2003, and 2002 respectively.

     Fair Value of Financial Instruments – The carrying amounts reported on the balance sheets approximate the fair value for cash, accounts receivable, short-term borrowings and all other variable rate debt (including borrowings under credit agreements). The carrying amounts reported for long-term debt approximate fair value because the interest approximates current market rates for financial instruments with similar maturities and terms.

     Concentrations of Credit Risk – The Company’s cash funds are located in a single financial institution in the United States. Deposits in these bank accounts may, at times, exceed the $100,000 federally insured limit.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended July 31, 2004 (Restated), 2003 (Restated) and 2002 (Restated)
(in thousands, except per share data)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

     Major Customer, Major Suppliers and Credit Concentrations– Other financial instruments, which potentially subject the Company to concentrations of credit risk, are trade accounts receivable and trade payables. One customer comprised a significant individual receivable consisting of 11.3% and 14.4% of the Company’s receivables at July 31, 2004 and 2003, respectively. Two vendors comprised 31.1% and 12.9% of all purchases for fiscal year 2004. One vendor comprised 24.7% of all purchases for fiscal year 2003.

     Earnings Per Share – SFAS No. 128, Earnings per Share promulgates accounting standards for the computation and manner of presentation of the Company’s earnings per share data. Under SFAS No. 128 the Company is required to present basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the period. In accordance with SFAS No. 150, the weighted-average number of redeemable common shares outstanding for the period does not include the shares subject to mandatory redemption. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. There are no securities that are convertible to common stock that would cause further dilution. The weighted average number of redeemable common shares outstanding was 1,197, 1,733 and 1,546 for 2004, 2003 and 2002, respectively.

     Accounting Changes – In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for issuer classification and measurement of certain financial instruments with characteristics of both liabilities and equity. Instruments that fall within the scope of SFAS No. 150 must be classified as a liability. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of non-public entities. Management adopted SFAS No. 150 during the first quarter of the current fiscal year. The Company’s shares of common stock issued to single member limited liability companies and sole proprietorships are subject to mandatory redemption upon death of the shareholder at the price the shareholder paid for the share. These shares are presented as liabilities under the provision of SFAS No. 150 within the long-term liability section on the Consolidated Balance Sheets. The adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated results of operations. However, the adoption of SFAS No. 150 did impact the Company’s consolidated presentation of financial position. Single member limited liability companies and sole proprietorships comprised 716 shares at July 31, 2004. These shares, including associated additional paid-in capital net of amounts receivable, were reclassified to long-term liabilities in the amount of $2,110 (see Note 6).

     Recent Accounting Pronouncements – In December 2003, the FASB revised SFAS No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits to require additional disclosures related to pensions and post retirement benefits. While retaining the existing disclosure requirements for pensions and postretirement benefits, additional disclosures are required related to pension plan assets, obligations, contributions and net benefit costs, beginning with fiscal years ending after December 15, 2003. Additional disclosures pertaining to benefit payments are required for fiscal years ending after June 30, 2004. The SFAS No. 132 revisions also include additional disclosure requirements for interim financial reports beginning after December 15, 2003. Our disclosure in this note reflects the revised requirements under SFAS No. 132 (revised). This standard does not effect the Company’s financial position, cash flows or results of operation.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended July 31, 2004 (Restated), 2003 (Restated) and 2002 (Restated)
(in thousands, except per share data)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

     In January 2003, the FASB issued FASB Interpretation Number 46, Consolidation of Variable Interest Entities and Interpretation of ARB No. 51, (“FIN 46”). A revision of FIN 46 was issued in December 2003. The revised FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the effective date for the provisions of FIN 46 has been deferred to periods ending after March 15, 2004. Effective January 31, 2004, the Company adopted FIN 46. This standard does not effect the Company’s financial position, cash flows or results of operation.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to require more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003. The Company adopted SFAS No. 149 beginning in the first quarter of fiscal 2004. This standard does not effect the Company’s financial position, cash flows or results of operation.

     Reclassifications – Certain prior year amounts have been reclassified to conform to the July 31, 2004 presentation. Such reclassifications had no impact on results of operation or shareholders’ equity.

NOTE 3 – REBATES:

     At each fiscal year end, the Company nets rebates due to stockholders against accounts receivable. Rebates are paid in the form of credits against future purchases, never in cash. The Company offset accounts receivable as follows:

	2004	2003
Accounts receivable, net of allowance	$30,625	$33,132
Less – rebates	5,260	6,281

Accounts receivable, net	$25,365	$26,851

     Net sales and other revenue reported on the Consolidated Statements of Income were reduced by rebates as follows:

	2004	2003	2002
Gross sales and other revenues	$340,681	$305,200	$246,942
Less – rebates	5,260	6,281	7,020

Net sales and other revenue	$335,421	$298,919	$239,922

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended July 31, 2004 (Restated), 2003 (Restated) and 2002 (Restated)
(in thousands, except per share data)

NOTE 4 – PROPERTY AND EQUIPMENT:

     Major classes of property and equipment consist of the following:

	2004	2003
Land	$1,762	$1,762
Buildings	5,045	5,018
Leasehold improvements	188	188
Equipment	7,120	6,157

	14,115	13,125
Less – accumulated depreciation	3,794	2,827

	$10,321	$10,298

NOTE 5 – INVESTMENT IN UNCONSOLIDATED AFFILIATES:

     The Company purchased a 20% interest in SERVCO in June 2000 for $1,500. American Animal Hospital Association (AAHA) owns the remaining 80%. The Company determined that it has significant influence over SERVCO and accordingly should account for its 20% ownership interest using the “equity method” of accounting for investments. The excess of purchase price over underlying equity (which represents goodwill) is being tested for impairment in accordance with applicable accounting standards. The amount of unamortized goodwill tested for impairment was $1,350 at July 31, 2004 and 2003. No current impairment exists and none has been recognized. The Company holds a 5% interest in Agri-Laboratories, Ltd., which is carried at cost. The amounts presented on the balance sheet consisted of:

	2004	2003
Investment in SERVCO (equity method)	$1,576	$1,439
Investment in Agri-Laboratories, Ltd. (cost method)	144	144

	$1,720	$1,583

     Included in the Company’s consolidated retained earnings is $226 of undistributed earnings of SERVCO.

NOTE 6 – SHARES SUBJECT TO MANDATORY REDEMPTION AND REDEEMABLE COMMON STOCK:

     The Company is authorized to issue 30,000 shares of common stock with a par value of $1. Issued and outstanding shares amounted to 1,952 at July 31, 2004 and 1,845 at July 31, 2003. Holders of common stock are entitled to a) one vote for each share held on matters submitted to a vote of stockholders, b) a ratable share of dividends declared and c) in the event of liquidation or dissolution, a ratable share of monies after liabilities. Shareholders are not permitted to dispose of their stock except by a sale back to the Company. The shareholder must give the Company written notice of the proposed sale and the Company must redeem for cash the share of stock within ninety days of receiving such notice, at the price the shareholder paid for the share. Effective August 1, 2003, in accordance with SFAS No. 150, shares held by single member limited liability companies and sole proprietorships that are mandatorily redeemable upon death of the holder at the price the shareholder paid for the share were reclassified to long-term liabilities as Shares Subject to Mandatory Redemption. All other shares are designated as Redeemable Common Stock.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended July 31, 2004 (Restated), 2003 (Restated) and 2002 (Restated)
(in thousands, except per share data)

NOTE 6 – SHARES SUBJECT TO MANDATORY REDEMPTION AND REDEEMABLE COMMON STOCK (continued):

     An analysis of redeemable common stock and shares subject to mandatory redemption for the three years ended July 31 is as follows:

		Shares Subject
	Redeemable	to Mandatory
	Common Stock	Redemption	Total
Number of shares issued and outstanding July 31, 2001 (restated)	1,534	—	1,534
Issuance of redeemable common stock	36	—	36
Redemption of redeemable common stock	(26)	—	(26)

Number of shares issued and outstanding July 31, 2002	1,544	—	1,544
Issuance of redeemable common stock	330	—	330
Redemption of redeemable common stock	(29)	—	(29)

Number of shares issued and outstanding July 31, 2003	1,845	—	1,845
Issuance of redeemable common stock	144	—	144
Redemption of redeemable common stock	(37)	—	(37)
Recognition of liability per SFAS No. 150	(716)	716	—

Number of shares issued and outstanding July 31, 2004	1,236	716	1,952

Carrying amount/redemption amount — July 31, 2001 (restated)	$4,417	$—	$4,417
Issuance of redeemable common stock	108	—	108
Redemption of redeemable common stock	(77)	—	(77)
Net change in accounts receivable, stock	101	—	101

Carrying amount/redemption amount — July 31, 2002	4,549	—	4,549
Issuance of redeemable common stock	990	—	990
Redemption of redeemable common stock	(87)	—	(87)
Net change in accounts receivable, stock	(106)	—	(106)

Carrying amount/redemption amount — July 31, 2003	5,346	—	5,346
Issuance of redeemable common stock	432	—	432
Redemption of redeemable common stock	(109)	—	(109)
Net change in accounts receivable, stock	77	—	77
Recognition of liability per SFAS No. 150	(2,110)	2,110	—

Carrying amount/redemption amount — July 31, 2004	$3,636	$2,110	$5,746

     There were 14, 72, and 13 redeemable common shares subscribed but unissued as of July 31, 2004, 2003, and 2002, respectively. The amounts receivable on these shares reduced Redeemable Common Stock by $20, $119, and $13 at July 31, 2004, 2003, and 2002, respectively. Accounts receivable arising from Redeemable Common Stock sales is presented as a deduction from Redeemable Common Stock to the extent such receivables were not paid in cash prior to the date of the report. Accounts receivable arising from Redeemable Common Stock sales excludes Shares Subject to Mandatory Redemption. No finance charges have been generated on any existing payment plan for any share of Redeemable Common Stock.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended July 31, 2004 (Restated), 2003 (Restated) and 2002 (Restated)
(in thousands, except per share data)

NOTE 6 – SHARES SUBJECT TO MANDATORY REDEMPTION AND REDEEMABLE COMMON STOCK (continued):

     There were 14, 0, and 0 Shares Subject to Mandatory Redemption subscribed but unissued as of July 31, 2004, July 31, 2003, and July 31, 2002, respectively. The amounts receivable on these shares reduced Shares Subject to Mandatory Redemption by $22, $0, and $0 at July 31, 2004, July 31, 2003, and July 31, 2002, respectively. Accounts receivable arising from Shares Subject to Mandatory Redemption sales is presented as a deduction from Shares Subject to Mandatory Redemption to the extent such receivables were not paid in cash prior to the date of the report. No finance charges have been generated on any existing payment plan for any Shares Subject to Mandatory Redemption.

NOTE 7 – INCOME TAXES:

     Significant components of income tax expense are as follows:

	2004	2003	2002
Current
Federal	$1,931	$1,855	$498
State	302	127	38

	2,233	1,982	536

Deferred
Federal	(420)	(195)	96
State	(64)	(13)	7

	(484)	(208)	103

Total	$1,749	$1,774	$639

     A reconciliation of income tax expense computed using the U.S. federal statutory income tax rate of 34% of income before income taxes to the actual provision for income taxes is as follows:

	2004	2003	2002
Expected tax at U.S. statutory rate	$1,607	$1,696	$594
State taxes, net of federal effect	199	83	25
Other, net	(57)	(5)	20

	$1,749	$1,774	$639

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended July 31, 2004 (Restated), 2003 (Restated) and 2002 (Restated)
(in thousands, except per share data)

NOTE 7 – INCOME TAXES (continued):

     Deferred tax assets and liabilities reflect the future tax consequences of events that have already been recognized in the consolidated financial statements or income tax returns. At July 31, the deferred tax asset and liability consisted of the following:

	2004	2003
Current deferred tax asset (liability):
Uniform capitalization	$311	$264
Allowance for doubtful accounts	329	—
Inventory valuation	52	—
Deferred compensation	260	79

	$952	$343

Noncurrent deferred tax asset (liability):
Excess of tax over book depreciation	$(475)	$(378)
Amortization	48	46
Profit in SERVCO	(30)	—

	$(457)	$(332)

NOTE 8 – LONG-TERM DEBT:

     At July 31, long-term debt is summarized as follows:

	2004	2003
Note payable, maturing in 2005, secured by certain assets, 9.10% interest	$836	$937
Note payable, maturing in 2005, secured by certain assets, 8.66% interest	169	487
Note payable, maturing in 2008, secured by certain assets, 5.77% interest	3,244	3,955
Note payable, maturing in 2009, secured by certain assets, 7.42% interest	3,546	3,658
Capital lease obligation, expiring in 2006, secured by computer equipment, 4.58% interest	187	298

	7,982	9,335
Less – current portion	2,000	1,363

	$5,982	$7,972

     The aggregate schedule of maturities of long-term debt obligations for the five years subsequent to July 31, 2004 are as follows:

2005	$2,000
2006	1,006
2007	993
2008	999
2009	2,984

$7,982

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended July 31, 2004 (Restated), 2003 (Restated) and 2002 (Restated)
(in thousands, except per share data)

NOTE 8 – LONG-TERM DEBT (continued):

     At July 31, 2004, the Company had in place a revolving line of credit that provides for borrowings up to $25,000. This agreement is scheduled to expire in January 2005. The short-term borrowing amounts outstanding under this credit facility were $10,174 and $9,765 at July 31, 2004 and 2003, respectively. Interest is payable at 2.70% over the London InterBank Offered Rate (LIBOR). The weighted average interest rates of borrowings outstanding under the revolving credit agreement were 3.86%, 4.12%, and 5.00% for the years ended July 31, 2004, 2003 and 2002, respectively. The average dollar amounts of the borrowing were $13,853 and $14,144 for the years ended July 31, 2004 and 2003, respectively. The line of credit is secured by substantially all of the Company’s assets.

     Under these debt and credit agreements, the Company is required to maintain certain net worth and leverage ratios. In addition, our debt agreements contain a number of covenants, among other things, that restrict our and our subsidiaries’ ability to pay dividends. The Company was in compliance with all covenants under the borrowing agreements at July 31, 2004 and 2003.

NOTE 9 – RELATED PARTY TRANSACTIONS:

     In the normal course of business the Company sells to its affiliate, board of directors and key employees under normal terms and conditions. Accounts receivable, related parties on the balance sheet include amounts receivable on demand as of July 31 from the following:

	2004	2003
Affiliate (SERVCO)	$2,966	$3,864
Board of Directors	276	263
Officer and employees	6	6

	$3,248	$4,133

     Net sales on the Consolidated Statements of Income include sales to related parties as follows:

	2004	2003	2002
Affiliate (SERVCO)	$31,725	$24,289	$14,433
Board of Directors	1,914	2,959	3,292
Officer and employees	79	77	57

	$33,718	$27,325	$17,782

     Accounts payable to related parties, shown on the balance sheet, consist of $840 and $1,022 due to Agri-Laboratories as of July 31, 2004 and 2003, respectively. Purchases from Agri-Laboratories were $15,616, $14,908 and $14,890 for 2004, 2003 and 2002, respectively

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended July 31, 2004 (Restated), 2003 (Restated) and 2002 (Restated)
(in thousands, except per share data)

NOTE 10 – PROFIT-SHARING AND 401(k) RETIREMENT PLAN:

     The Company provides a non-contributory profit-sharing plan covering all full-time employees who qualify as to age and length of service. It has been the Company’s policy to make contributions to the plan as provided annually by the Board of Directors. The total provision for the contribution to the plan was $528, $439 and $490 for 2004, 2003 and 2002, respectively.

     The Company also provides a contributory 401(k) retirement plan covering all full-time employees who qualify as to age and length of service. It is the Company’s policy to match a maximum allowable 100% employee contribution with a 3% contribution. The total provision to the plan was $229, $177 and $94 for 2004, 2003 and 2002, respectively.

     On January 1, 2003, the Company adopted a Supplemental Executive Retirement Plan (SERP). The SERP is a nonqualified defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key employees upon retirement based upon the employees’ years of service and compensation. For the year ended July 31, 2004 and 2003, benefits accrued and expensed were $418 and $232, respectively. The vested benefit obligation and accumulated benefit obligation were $1,525 and $1,976, respectively, at July 31, 2004. The plan is an unfunded supplemental retirement plan and is not subject to the minimum funding requirements of the Employee Retirement Income Security Act (ERISA). While the SERP is an unfunded plan, the Company is informally funding the plan through life insurance contracts on the participants. The life insurance contracts had cash surrender values of $659 and $220 at July 31, 2004 and 2003, respectively.

     In December 2003, the FASB issued SFAS No. 132 (revised 2003), Employers’ Disclosures About Pensions and Other Postretirement Benefits. The provisions of this statement do not change the measurement and recognition provisions of SFAS No. 87, Employers’ Accounting for Pensions, SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. Disclosures in this note reflect the revised requirements under SFAS No. 132 (revised).

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended July 31, 2004 (Restated), 2003 (Restated) and 2002 (Restated)
(in thousands, except per share data)

NOTE 10 – PROFIT-SHARING AND 401(k) RETIREMENT PLAN (continued):

     The following set forth the change in benefit obligations, change in plan assets, funded status and amounts recognized in the balance sheet as of July 31 for the Company’s SERP:

	2004	2003
Change in Benefit Obligation:
Projected benefit obligation - July 31	$2,094	$1,837
Service cost	151	80
Interest cost	131	72
Actuarial loss	367	105
Benefit Payments	0	0

Projected benefit obligation - July 31	$2,743	$2,094

Fair Value of Plan Assets - July 31	$0	$0

Funded Status:
Funded status	($2,743)	($2,094)
Unrecognized actuarial loss	472	105
Unrecognized prior service cost	1,621	1,757

Net amount recognized	($650)	($232)

Balance Sheet Amounts:
Accrued retirement benefits	($1,976)	($1,566)
Intangible retirement asset	1,326	1,334

Net amount recognized	($650)	($232)

     Net periodic benefit costs for the Company’s SERP for the year ended July 31 included the following components:

	2004	2003
Service cost	$151	$80
Interest cost	131	72
Amortization of unrecognized prior service costs	136	80

Net periodic cost	$418	$232

     The weighted average discount rate and rate of increase in compensation levels used to compute the actuarial present value of projected benefit obligations were 6.25% and 4.00%, respectively, at July 31, 2004.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended July 31, 2004 (Restated), 2003 (Restated) and 2002 (Restated)
(in thousands, except per share data)

NOTE 11 – COMMITMENTS AND CONTINGENT LIABILITIES:

     Operating and Capital Leases – The Company has operating and capital leases covering certain property, equipment, and computer hardware and software expiring at various dates through 2009. Capitalized lease property consists of computer equipment having a net carrying cost of $240 at July 31, 2004. Future minimum lease payments under operating and capital leases that have initial or remaining noncancelable lease terms in excess of one year at July 31, 2004 are as follows:

	Operating	Capital
2005	$979	$123
2006	799	71
2007	662	0
2008	27	0
2009	11	0

Total minimum payments	$2,478	194

Less - interest on capital leases		7

Present value of net minimum lease payments (incl. in Note 8)		$187

     Lease expense was $955, $784 and $447 for the years ended July 31, 2004, 2003 and 2002, respectively.

     Stock Redemption – The Company is required by its Articles of Incorporation to repurchase stock within 90 days of receiving written notice from the shareholder requesting redemption of their stock. The redemption amount is the original purchase price of the stock paid by the shareholder. The Company was contingently liable for $5.7 million as of July 31, 2004.

     Other – The Company is subject to claims and other actions arising in the ordinary course of business. Some of these claims and actions have resulted in lawsuits where the Company is a defendant. Management believes that the ultimate obligations if any, which may result from unfavorable outcomes of such lawsuits, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company and such obligations, if any, would be adequately covered by insurance.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended July 31, 2004 (Restated), 2003 (Restated) and 2002 (Restated)
(in thousands, except per share data)

NOTE 12 – GOODWILL IMPAIRMENT:

     On August 1, 2002, the Company adopted SFAS No. 142. SFAS No. 142 required the Company to evaluate its existing intangible assets and goodwill that were acquired in prior purchase business combinations, and to make any necessary reclassifications in order to conform with the new criteria in SFAS No. 141 for recognition apart from goodwill. Accordingly, the Company was required to reassess the useful lives and residual values of all identifiable intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments. In addition, to the extent an intangible asset is then determined to have an indefinite useful life, the Company was required to test the intangible asset for impairment in accordance with the provisions of SFAS No. 142.

     Under the provisions of SFAS No. 142, the Company was required to perform transitional goodwill impairment tests as of August 1, 2002. To accomplish this, the Company identified its reporting units and determined the carrying value of its one reporting unit by assigning the assets, liabilities, existing goodwill and intangible assets to the reporting unit as of the date of adoption. The Company then had up to six months from the date of adoption to determine the fair value of its reporting unit and compare it to the reporting unit’s carrying amount. To the extent a reporting unit’s carrying amount exceeds its fair value, an indication exists that the reporting unit’s goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit’s goodwill, determined by allocating the reporting unit’s fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step was completed and indicated a 100% impairment of the goodwill associated with the assets acquired by the Wholesale Distribution segment in connection with it’s acquisition of Am-V-Co. This resulted in a charge to earnings of $151 during the first quarter of fiscal 2003. No additional impairment exists at July 31, 2004 and none has been recognized. The changes in the carrying amount of goodwill and other intangible assets for the year ended July 31, 2004, are as follows:

			Direct
	Wholesale	Logistics	Customer
	Distribution	Services	Services	Total
Balance as of August 1, 2003	$15	$0	$0	$15
Goodwill acquired during the year	0	0	0	0
Impairment loss	0	0	0	0
Amortization of other intangible assets	(2)	0	0	(2)

Balance as of July 31, 2004	$13	$0	$0	$13

NOTE 13 – SEGMENT INFORMATION:

     The Company has three reportable segments: Wholesale Distribution, Logistics Services, and Direct Customer Services. The Wholesale Distribution segment is a wholesaler of pharmaceuticals and other veterinary related items. This segment distributes products primarily to Company shareholders, who are licensed veterinarians or business entities comprised of licensed veterinarians. The Logistics Services segment provides logistics and distribution service operations for vendors of animal health products. The Logistic Services segment serves its customers by consolidating, packaging and delivering animal health products closer to the final destination, resulting in reduced freight costs and improved delivery performance. The Direct Customer Services segment acts as a supplier of animal health products to the producer or consumer. Animal health products are shipped to locations closer to the final destination. The segment’s trucking operations transport the products directly to the producer or consumer.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended July 31, 2004 (Restated), 2003 (Restated) and 2002 (Restated)
(in thousands, except per share data)

NOTE 13 – SEGMENT INFORMATION (continued):

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies as detailed in Note 2 to these consolidated financial statements. The Company evaluates performance based on profit or loss from operations before income taxes.

     The Company’s reportable segments are strategic business units that serve different types of customers in the animal health industry. The separate financial information of each segment is presented consistent with the way results are regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     Since the Company’s reportable segments all provide essentially the same products and services, the Company believes it would be impracticable to report the revenue from external customers for each product and service or each group of similar products and services in accordance with paragraph 37 of SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information.”

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended July 31, 2004 (Restated), 2003 (Restated) and 2002 (Restated)
(in thousands, except per share data)

NOTE 13 – SEGMENT INFORMATION (continued):

     The following table summarizes the Company’s operations by business segment:

			Direct
	Wholesale	Logistics	Customer		Consolidated
	Distribution	Services	Services	Eliminations	Total
For the year ended July 31, 2004
Net sales and other revenue	$333,290	$1,246	$31,479	$(30,594)	$335,421
Cost of sales	303,248	1,190	27,325	(30,370)	301,393
Operating, general and administrative expenses	24,692	—	4,044	—	28,736
Operating income	5,350	56	111	(225)	5,292
Income before taxes	$4,727	$56	$169	$(225)	$4,727
Business segment assets	$84,128	$248	$666	$(291)	$84,751

For the year ended July 31, 2003
Net sales and other revenue	$297,007	$2,076	$24,223	$(24,387)	$298,919
Cost of sales	269,582	1,955	20,842	(24,371)	268,008
Operating, general and administrative expenses	22,245	1	3,488	—	25,734
Operating income	5,180	120	(108)	(15)	5,177
Income before taxes	$4,988	$120	$(105)	$(15)	$4,988
Business segment assets	$83,842	$192	$394	$(26)	$84,402

For the year ended July 31, 2002
Net sales and other revenue	$239,778	$2,578	$954	$(3,388)	$239,922
Cost of sales	219,841	2,542	882	(3,414)	219,851
Operating, general and administrative expenses	17,794	1	133	—	17,928
Operating income	2,143	35	(61)	26	2,143
Income before taxes	$1,748	$35	$(61)	$26	$1,748
Business segment assets	$68,597	$640	$2,401	$(3,004)	$68,634

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended July 31, 2004 (Restated), 2003 (Restated) and 2002 (Restated)
(in thousands, except per share data)

NOTE 14 – RESTATEMENT OF FINANCIAL STATEMENTS:

     Subsequent to the issuance of the Company’s 2004 consolidated financial statements and the filing of its 2004 Annual Report on Form 10-K with the SEC, the Company was notified by the staff of the SEC Division of Corporation Finance that it believes that, for accounting purposes, certain common stock of the Company should be reclassified from permanent stockholders’ equity to temporary equity in the accompanying consolidated balance sheets. The shares of common stock that have been reclassified are subject to certain put options, which are outside of the control of the Company. As a result, the Company has restated its consolidated balance sheets as of July 31, 2004, and 2003, consolidated statements of income and retained earnings as of July 31, 2004, 2003, and 2002, and the related notes to consolidated financial statements. This change in balance sheet presentation does not have an impact on the Company’s cash flows or results of operations.

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended July 31, 2004 (Restated), 2003 (Restated) and 2002 (Restated)
(in thousands, except per share data)

NOTE 15 – SELECTED QUARTERLY FINANCIAL DATA:

     The following presents certain unaudited quarterly financial data and certain audited year-end financial data:

	Quarters ended				Year ended
	October 31,	January 31,	April 30,	July 31,	July 31,
	2001	2002	2002	2002	2002
	(restated)	(restated)			(restated)
Revenues	$59,153	$55,483	$63,131	$62,155	$239,922
Gross profit	4,336	4,308	6,425	5,002	20,071
Operating income	738	418	1,643	(656)	2,143
Net income	342	110	1,111	(454)	1,109
Net income per redeemable common share	$222.40	$70.43	$717.93	$(293.83)	$717.14
Redeemable common shares outstanding	1,536	1,557	1,548	1,544	1,546

	Quarters ended				Year ended
	October 31,	January 31,	April 30,	July 31,	July 31,
	2002	2003	2003	2003	2003
					(restated)
Revenues	$75,236	$68,025	$74,624	$81,034	$298,919
Gross profit	6,723	8,107	8,887	7,194	30,911
Operating income	301	1,730	2,601	545	5,177
Net income	114	964	1,723	413	3,214
Net income per redeemable common share	$69.66	$560.45	$980.33	$227.66	$1,854.47
Redeemable common shares outstanding	1,641	1,721	1,757	1,812	1,733

	Quarters ended				Year ended
	October 31,	January 31,	April 30,	July 31,	July 31,
	2003	2004	2004	2004	2004
					(restated)
Revenues	$88,442	$73,446	$85,075	$88,458	$335,421
Gross profit	8,624	9,462	8,427	7,515	34,028
Operating income	1,310	2,815	1,065	102	5,292
Net income	778	1,662	503	35	2,978
Net income per redeemable common share	$662.00	$1,403.25	$417.94	$27.86	$2,487.77
Weighted average redeemable common shares outstanding	1,176	1,185	1,202	1,225	1,197

ATTACHMENT II

To the Board of Directors and Stockholders
Professional Veterinary Products, Ltd.
Omaha, Nebraska

INDEPENDENT ACCOUNTANT’S REPORT

     We have reviewed the accompanying consolidated balance sheet of Professional Veterinary Products, Ltd. (a Nebraska Corporation) and subsidiaries as of April 30, 2005, and the related statements of consolidated income for the three month and nine month periods ended April 30, 2005 and 2004 and the consolidated statements of cash flows for the nine month periods ended April 30, 2005 and 2004. These financial statements are the responsibility of the company’s management.

     We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

     We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Professional Veterinary Products, Ltd. and subsidiaries as of July 31, 2004, and the related statements of income, retained earnings and cash flows for the year then ended (not presented herein); and in our report dated October 7, 2004, we expressed an unqualified opinion on those financial statements. In our opinion the information set forth in the accompanying consolidated balance sheet as of July 31, 2004, is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

     As mentioned in Notes 6 and 10, the April 30, 2005 quarterly information contained in this report has been restated to reflect a change in the presentation of redeemable common stock. This error was discovered during a regulatory review of the Company’s financial statements. The change in balance sheet presentation does not have an impact on the Company’s cash flows or results of operations.

Quick & McFarlin, P.C.
Omaha, Nebraska
June 3, 2005, except as to Notes 6 and 10 which is July 6, 2005

1

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
Consolidated Balance Sheets
As of April 30, 2005 (unaudited) (Restated) and July 31, 2004 (Restated)
(in thousands, except share data)

	April 30,	July 31,
	2005	2004
	(Restated)	(Restated)
ASSETS
CURRENT ASSETS
Cash	$1,680	$2,545
Accounts receivable, less allowance for doubtful accounts $1,012 and $821, respectively	36,443	22,117
Accounts receivable, related party	4,800	3,248
Inventory, less allowance for obsolete inventory $152 and $129, respectively	40,316	40,682
Deferred tax asset	1,192	952
Other current assets	524	836

Total current assets	84,955	70,380

NET PROPERTY AND EQUIPMENT	10,690	10,564

OTHER ASSETS
Intangible assets, less accumulated amortization $14 and $12, respectively	11	13
Intangible asset	939	1,326
Investment in unconsolidated affiliates	1,720	1,720
Cash value life insurance	1,178	728
Other assets	1	20

Total other assets	3,849	3,807

TOTAL ASSETS	$99,494	$84,751

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Note payable, bank	$17,725	$10,174
Current portion of long-term debt and capital lease obligation	1,839	2,000
Accounts payable	49,392	45,216
Accounts payable, related parties	1,102	840
Other current liabilities	4,608	3,815

Total current liabilities	74,666	62,045

LONG-TERM LIABILITIES
Long-term debt and capital lease obligation, less current portion	5,362	5,982
Accrued retirement benefits, less current portion	939	1,326
Deferred tax liability	466	457
Shares subject to mandatory redemption	2,164	2,110

Total long-term liabilities	8,931	9,875

TOTAL LIABILITIES	83,597	71,920

COMMITMENTS AND CONTINGENT LIABILITIES - SEE NOTE 8

REDEEMABLE COMMON STOCK - SEE NOTE 6	3,735	3,636

STOCKHOLDERS’ EQUITY
Retained earnings	12,162	9,195

Total stockholders’ equity	12,162	9,195

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$99,494	$84,751

See notes to the condensed, consolidated financial statements.

2

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
Consolidated Statements of Income
Three and Nine Month Periods Ended April 30, 2005 and 2004
(unaudited)
(in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	April 30,	April 30,	April 30,	April 30,
	2005	2004	2005	2004
NET SALES AND OTHER REVENUE	$102,689	$85,075	$292,379	$246,963

COST OF SALES	92,071	76,648	261,867	220,450

Gross Profit	10,618	8,427	30,512	26,513

OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES	8,771	7,362	25,262	21,323

Operating income	1,847	1,065	5,250	5,190

OTHER INCOME (EXPENSE):
Interest income	149	120	418	364
Interest expense	(359)	(342)	(917)	(835)
Other	—	(24)	—	(24)

Other expense, net	(210)	(246)	(499)	(495)

Income before taxes	1,637	819	4,751	4,695

Income tax expense	620	316	1,784	1,752

NET INCOME	$1,017	$503	$2,967	$2,943

EARNINGS PER REDEEMABLE COMMON SHARE	$807.67	$417.94	$2,383.46	$2,479.97

Weighted average redeemable common shares outstanding	1,260	1,202	1,245	1,187

SUPPLEMENTAL INFORMATION:
Net sales and other revenue, related parties	$10,039	$8,932	$29,137	$24,373

Purchases, related parties	$2,279	$3,602	$10,109	$13,582

See notes to the condensed, consolidated financial statements.

3

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
Nine Month Periods Ended April 30, 2005 and April 30, 2004
(unaudited)
(in thousands, except per share data)

	April 30,	April 30,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,967	$2,943

Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	948	826
Accrued retirement benefits	387	314
Loss on sale of equipment	—	24
(Increase) decrease in:
Receivables	(15,878)	(7,090)
Inventory	366	(12,954)
Deferred tax asset	(240)	(265)
Other assets	332	(316)
Cash value life insurance	(449)	(424)
Increase (decrease) in:
Accounts payable	4,438	10,143
Other current liabilities	406	(1,442)
Deferred tax liability	9	160

Total adjustments	(9,681)	(11,024)

Net cash consumed by operating activities	(6,714)	(8,081)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(1,073)	(1,177)

Net cash consumed by investing activities	(1,073)	(1,177)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net short-term borrowings	7,551	7,591
Proceeds from capital lease obligation	208	—
Payments on long-term debt and capital lease obligation	(989)	(1,005)
Net proceeds from issuance of shares subject to mandatory redemption	54	56
Net proceeds from issuance of redeemable common stock	98	205

Net cash provided by financing activities	6,922	6,847

Net decrease in cash	(865)	(2,411)
Cash at beginning of period	2,545	4,346

Cash at end of period	$1,680	$1,935

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$902	$817

Income taxes paid	$1,760	$3,661

See notes to the condensed, consolidated financial statements.

4

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
Notes to Condensed, Consolidated Financial Statements
April 30, 2005 (Restated)
(unaudited)
(in thousands, except per share data)

NOTE 1 – BASIS OF PRESENTATION:

     The accompanying condensed, consolidated financial statements of Professional Veterinary Products, Ltd., and its wholly-owned subsidiaries (the Company) have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and in accordance with the rules and regulations of the United States Securities and Exchange Commission (the SEC). Accordingly, these condensed, consolidated financial statements do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

     The information contained in the financial statements is unaudited. The statements reflect all normal and recurring adjustments which, in the opinion of management, are necessary for a fair statement of the results for the interim periods presented. All significant intercompany accounts and transactions have been eliminated.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     These condensed, consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended July 31, 2004 filed with the SEC. The Company follows the same accounting policies in preparation of interim financial statements. These policies are presented in Note 2 to the Consolidated Financial Statements included on Form 10-K referred to above.

     The results of operations and cash flows for the nine months ended April 30, 2005 are not necessarily indicative of the results to be expected for the fiscal year ending July 31, 2005 or any other period. Certain amounts from prior periods have been reclassified to conform to the current period’s presentation.

NOTE 2 – RECENT ACCOUNTING PRONOUNCEMENTS:

     In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 151, Inventory Costs – an amendment of ARB No. 43, Chapter 4. SFAS No. 151 clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. SFAS No. 151 requires that abnormal amounts be recognized as current period charges regardless of whether they meet the criterion of “so abnormal.” In addition, SFAS No. 151 requires that allocation of fixed production overhead to the cost of conversion be based on the normal capacity of the production facilities. This standard does not effect the Company’s financial position, cash flows or results of operations.

     In December 2004, the FASB issued SFAS No. 152, Accounting for Real Estate Time-Sharing Transactions – an amendment of FASB Statement No. 66, SFAS No. 153, Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29, and SFAS No. 123 (Revised 2004), Share-Based Payment. These standards do not effect the Company’s financial position, cash flows or results of operations.

5

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
Notes to Condensed, Consolidated Financial Statements
April 30, 2005 (Restated)
(unaudited)
(in thousands, except per share data)

NOTE 3 – PROPERTY AND EQUIPMENT:

     Major classes of property and equipment consist of the following:

	April 30,	July 31,
	2005	2004
Land	$1,762	$1,762
Buildings	5,045	5,045
Leasehold improvements	550	188
Equipment	8,021	7,120

	15,378	14,115
Less - Accumulated depreciation	4,740	3,794

	10,638	10,321
Construction in progress	52	243

Net property, plant, and equipment	$10,690	$10,564

NOTE 4 – LINE OF CREDIT:

     In December 2004, the Company increased the amount of the revolving line of credit from $25,000 to $40,000. This agreement is scheduled to expire in January 2008. The short-term borrowing amounts outstanding under this credit facility were $17,725 and $10,174 at April 30, 2005 and July 31, 2004, respectively. Interest is payable at a variable rate, subject to change each fiscal quarter, equal to the London InterBank Offered Rate (LIBOR) plus a percentage based on the Company’s leverage ratio. The line of credit is secured by substantially all of the Company’s assets.

     Under these debt and credit agreements, the Company is required to maintain certain net worth and leverage ratios. In addition, the Company’s debt agreements contain a number of covenants, among other things, that restrict the Company’s and the Company’s subsidiaries’ ability to pay dividends. The Company was in compliance with all covenants under the borrowing agreements at April 30, 2005 and July 31, 2004.

NOTE 5 – EARNINGS PER SHARE:

     SFAS No. 128, Earnings per Share promulgates accounting standards for the computation and manner of presentation of the Company’s earnings per share data. Under SFAS No. 128, the Company is required to present basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common stockholders by the weighted-average number of redeemable common shares outstanding for the period. In accordance with SFAS No. 150, the weighted-average number of common shares outstanding for the period does not include the shares subject to mandatory redemption. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. There are no securities that are convertible to common stock that would cause further dilution. The weighted-average number of redeemable common shares outstanding was 1,245 and 1,187 at April 30, 2005 and 2004, respectively.

6

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
Notes to Condensed, Consolidated Financial Statements
April 30, 2005 (Restated)
(unaudited)
(in thousands, except per share data)

NOTE 6 –	SHARES SUBJECT TO MANDATORY REDEMPTION AND REDEEMABLE COMMON STOCK:

     The Company is authorized to issue 30,000 shares of common stock with a par value of $1. Issued and outstanding shares amounted to 1,995 at April 30, 2005 and 1,952 at July 31, 2004. Holders of common stock are entitled to a) one vote for each share held on matters submitted to a vote of stockholders, b) a ratable share of dividends declared and c) in the event of liquidation or dissolution, a ratable share of monies after liabilities. Shareholders are not permitted to dispose of their stock except by a sale back to the Company. The shareholder must give the Company written notice of the proposed sale and the Company must redeem for cash the share of stock within ninety days of receiving such notice, at the price the shareholder paid for the share. Effective August 1, 2003, in accordance with SFAS No. 150, shares held by single member limited liability companies and sole proprietorships that are mandatorily redeemable upon death of the holder at the price the shareholder paid for the share were reclassified to long-term liabilities as Shares Subject to Mandatory Redemption. All other shares are designated as Redeemable Common Stock.

     There were 7 and 14 redeemable common shares subscribed but unissued as of April 30, 2005 and July 31, 2004 respectively. The amounts receivable on these shares reduced Redeemable Common Stock by $12 and $20 at April 30, 2005 and July 31, 2004, respectively. Accounts receivable arising from Redeemable Common Stock sales is presented as a deduction from Redeemable Common Stock to the extent such receivables were not paid in cash prior to the date of the report. Accounts receivable arising from Redeemable Common Stock sales excludes Sales Subject to Mandatory Redemption. No finance charges have been generated on any existing payment plan for any share of Redeemable Common Stock.

NOTE 7 – POSTRETIREMENT BENEFITS:

     On January 1, 2003, the Company adopted a Supplemental Executive Retirement Plan (SERP). The SERP is a nonqualified defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key employees upon retirement based upon the employees’ years of service and compensation. For the nine months ended April 30, 2005 and 2004, benefits accrued and expensed were $387 and $314, respectively. The plan is an unfunded supplemental retirement plan and is not subject to the minimum funding requirements of the Employee Retirement Income Security Act (ERISA). While the SERP is an unfunded plan, the Company is informally funding the plan through life insurance contracts on the participants. The life insurance contracts had cash surrender values of $1,102 and $659 at April 30, 2005 and July 31, 2004, respectively.

     In December 2003, the FASB issued SFAS No. 132 (revised 2003), Employers’ Disclosures About Pensions and Other Postretirement Benefits. The provisions of this statement do not change the measurement and recognition provisions of SFAS No. 87, Employers’ Accounting for Pensions, SFAS No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits and SFAS No. 106, Employers’ Accounting for Postretirement Benefits Other than Pensions. Disclosures in this note reflect the revised requirements under SFAS No. 132 (revised).

7

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
Notes to Condensed, Consolidated Financial Statements
April 30, 2005 (Restated)
(unaudited)
(in thousands, except per share data)

NOTE 7 – POSTRETIREMENT BENEFITS (continued):

     Net periodic benefit costs for the Company’s SERP for the nine months ended April 30, included the following components:

	April 30,
	2005	2004
Service cost	$144	$114
Interest cost	129	98
Amortization of prior losses	12	—
Amortization of unrecognized prior service cost	102	102

Net periodic benefit cost	$387	$314

     The weighted average discount rate and rate of increase in compensation levels used to compute the actuarial present value of projected benefit obligations were 6.25% and 4.00%, respectively, at July 31, 2004. The Company expects to recognize $516 of net periodic benefit cost for this postretirement plan in 2005.

NOTE 8 – COMMITMENTS AND CONTINGENT LIABILITIES:

     Stock Redemption – The Company is required by its Articles of Incorporation to repurchase stock within ninety days of receiving written notice from the shareholder requesting redemption of their stock. The redemption amount is the original purchase price of the stock paid by the shareholder. The Company was contingently liable for $5,899 as of April 30, 2005.

     Major Customer, Major Suppliers and Credit Concentrations – Other financial instruments, which potentially subject the Company to concentrations of credit risk, are trade accounts receivable and trade payables. One customer comprised a significant individual receivable consisting of 11.4% and 11.3% of the Company’s receivables at April 30, 2005 and July 31, 2004, respectively. One vendor comprised a significant individual payable consisting of 28.6% and 56.2% of the Company’s payables at April 30, 2005 and July 31, 2004, respectively.

     Estimated Rebate – Due to changes in manufacturer contracts and reductions in sales performance incentives earned by the Company, the estimated shareholder performance rebate accrued for the nine months ended was $1,000 versus $4,104 at April 30, 2005 and April 30, 2004, respectively.

     Other – The Company is subject to claims and other actions arising in the ordinary course of business. Some of these claims and actions may result in lawsuits where the Company is a defendant. Management believes that the ultimate obligations if any, which may result from unfavorable outcomes of such lawsuits, will not have a material adverse effect on the financial position, results of operations or cash flows of the Company and such obligations, if any, would be adequately covered by insurance.

     Agreements - In February 2005, the Company entered into a written understanding with two individuals who are residents of Texas. Such Texas residents have agreed to construct a 15,625 square foot building (the Building) in Hereford, Texas. It is anticipated that the Building will be completed no later than August 2005 (the Construction Deadline). Assuming the Building is completed by the Construction Deadline, the Company will lease space in the Building pursuant to the terms of a lease that the parties currently are negotiating. If the Building is completed and the parties enter into a lease, the Company will use the Building as a distribution facility commencing in August of September 2005.

8

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
Notes to Condensed, Consolidated Financial Statements
April 30, 2005 (Restated)
(unaudited)
(in thousands, except per share data)

NOTE 9 – SEGMENT INFORMATION:

     The Company has three reportable segments: Wholesale Distribution, Logistics Services and Direct Customer Services. The Wholesale Distribution segment is a wholesaler of animal health products. This segment distributes products primarily to Company shareholders, who are licensed veterinarians or business entities comprised of licensed veterinarians. The Logistics Services segment provides logistics and distribution service operations for vendors of animal health products and business to business type transactions. The Logistic Services segment serves its customers by consolidating, packaging and delivering animal health products closer to the final destination, resulting in reduced freight costs and improved delivery performance. The Direct Customer Services segment serves as a supplier of animal health products to the producer or consumer. Animal health products are shipped to locations closer to the final destination. The segment’s trucking operations transport the products directly to the producer or consumer.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies as detailed in the Company’s consolidated financial statements and footnotes thereto included in the Annual Report on Form 10-K for the year ended July 31, 2004, filed with the SEC. The Company evaluates performance based on profit or loss from operations before income taxes. The Company’s reportable segments are strategic business units that serve different types of customers in the animal health industry. The separate financial information of each segment is presented consistent with the way results are regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

     Since the Company’s reportable segments all provide essentially the same products and services, the Company believes it would be impracticable to report the revenue from external customers for each product and service or each group of similar products and services in accordance with paragraph 37 of SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information.”

9

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
Notes to Condensed, Consolidated Financial Statements
April 30, 2005 (Restated)
(unaudited)
(in thousands, except per share data)

NOTE 9 – SEGMENT INFORMATION (continued):

     The following table summarizes the Company’s operations by business segment:

			Direct
	Wholesale	Logistics	Customer		Consolidated
	Distribution	Services	Services	Eliminations	Total
Three months ended April 30, 2005
Net sales and other revenue	$102,149	$188	$9,044	$(8,692)	$102,689
Cost of sales	92,624	169	8,031	(8,753)	92,071
Operating, general and administrative expenses	7,659	1	1,111	—	8,771
Operating income	1,866	18	(98)	61	1,847
Income before taxes	1,637	18	(79)	61	1,637

Three months ended April 30, 2004
Net sales and other revenue	$84,495	$219	$6,320	$(5,959)	$85,075
Cost of sales	76,990	201	5,175	(5,718)	76,648
Operating, general and administrative expenses	6,419	—	943	—	7,362
Operating income	1,085	18	202	(240)	1,065
Income before taxes	819	18	222	(240)	819

Nine months ended April 30, 2005
Net sales and other revenue	$291,799	$1,825	$32,085	$(33,330)	$292,379
Cost of sales	264,894	1,777	27,966	(32,770)	261,867
Operating, general and administrative expenses	21,609	1	3,652	—	25,262
Operating income	5,297	47	467	(561)	5,250
Income before taxes	4,751	47	514	(561)	4,751

Nine months ended April 30, 2004
Net sales and other revenue	$245,584	$464	$24,638	$(23,723)	$246,963
Cost of sales	222,129	433	21,299	(23,411)	220,450
Operating, general and administrative expenses	18,222	—	3,101	—	21,323
Operating income	5,233	31	237	(311)	5,190
Income before taxes	4,695	31	280	(311)	4,695

Business segment assets
April 30, 2005	$98,823	$295	$9,157	$(8,781)	$99,494
July 31, 2004	84,128	372	6,291	(6,040)	84,751

10

PROFESSIONAL VETERINARY PRODUCTS, LTD. AND SUBSIDIARIES
Notes to Condensed, Consolidated Financial Statements
April 30, 2005 (Restated)
(unaudited)
(in thousands, except per share data)

NOTE 10 – RESTATEMENT OF FINANCIAL STATEMENTS:

     Subsequent to the issuance of the Company’s consolidated financial statements and the filing of its April 30, 2005 Form 10-Q with the SEC, the Company was notified by the staff of the SEC Division of Corporation Finance that it believes that, for accounting purposes, certain common stock of the Company should be reclassified from permanent stockholders’ equity to temporary equity in the accompanying consolidated balance sheets. The shares of common stock that have been reclassified are subject to certain put options, which are outside of the control of the Company. As a result, the Company has restated its consolidated balance sheets as of April 30, 2005 and July 31, 2004 and the related notes to consolidated financial statements. This change in balance sheet presentation does not have an impact on the Company’s cash flows or results of operations.

NOTE 11 – RECLASSIFICATIONS:

     Certain reclassifications have been made to the prior year condensed, consolidated financial statements to conform to the current year presentation. Such reclassifications had no impact on results of operation or shareholders’ equity.

11